Exhibit 99.2

NICE Infuses Forecasting with Artificial Intelligence, Taking its
Workforce Management Solution to the Next Level

The latest WFM solution leverages innovative technologies to improve operational efficiency, employee engagement and business continuity

Hoboken, N.J., October 4, 2017 – NICE (Nasdaq:NICE) today announced that enterprises can enhance their forecasting capabilities with artificial intelligence (AI), boost employee engagement, and improve workforce resilience by adopting the latest NICE Workforce Management (WFM) solution.

Drawing on AI and an unprecedented 46 algorithms, NICE WFM has been shown to be more accurate than any other workforce management solution on the market with customers that have performed benchmark testing. The infusion of AI creates a solution that can automatically evaluate all forecasting algorithms and determine the model with the best accuracy, while also adapting to changing data patterns, thus saving time while improving effectiveness. As well, the ability to handle diverse historical data patterns, such as seasonality, reduces the amount of time otherwise spent manually manipulating the forecast.

For contact center agents, NICE WFM introduces more robust scheduling options. Agents can easily access their own schedules from their mobile devices, and independently perform scheduling functions. The solution also offers a simple user-friendly interface, which is consistent with the rest of the NICE Workforce Optimization (WFO) suite and facilitates seamless cross-application navigation. These enhancements in the employee experience, in turn, lead to improved customer satisfaction.

Contact centers using NICE WFM can continue to ensure high levels of service and business continuity due to the solution's new high availability and enhanced disaster recovery components. The sophisticated techniques employed for reliability and recovery keep the workforce operation always available and capable of delivering service and managing scheduling changes.

Miki Migdal, President of the NICE Enterprise Product Group:
"NICE is excited to catapult the leading WFM solution even further ahead with a series of innovative enhancements. Our clients will be able to save time, improve staffing levels and increase customer satisfaction, while simultaneously improving their employee engagement levels. This is the time-tested formula for improving productivity, reducing agent churn and, once again, reinventing customer service to meet the highest expectations."

NICE WFM can be utilized as a cloud solution, under a SaaS or hosted model, which allows customers to focus on their business, or as on premise solution.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.